FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  June

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

14 June 2011

HSBC TO SELL CERTAIN ELEMENTS
OF ITS RUSSIAN RETAIL BANKING BUSINESS TO CITIBANK

HSBC, through its wholly owned subsidiary, OOO HSBC Bank (RR) (HSBC Russia), has agreed to sell certain elements of its Russian retail banking business to ZAO Citibank (Citibank). The gross asset value of the businesses to be sold was approximately RUR305.8m (US$10.7m) as at 31 March 2011.

In order to assist its customers, HSBC Russia will also refer the holders of current and deposit accounts upon their consent to Citibank, which intends to offer them new account facilities.

The sale is expected to be concluded in the third quarter of 2011.

HSBC announced in April 2011 its decision to close its retail banking operations in Russia and to concentrate on its commercial and wholesale banking businesses.

Media enquiries to:

Paul Harris	+44 (0) 20 7992 2045	paull.harris@hsbc.com
Maria Yelyutina	+ 7 (8) 495 7211515	maria.yelyutina@hsbc.com

Notes to editors:

1. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,598bn at 31 March 2011, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

2. HSBC Russia
The HSBC Group in Russia operates through OOO HSBC Bank (RR), an affiliated company of HSBC Bank plc, member of HSBC Group. HSBC Russia provides a wide range of corporate banking, investment banking and financial markets products and services to corporate and institutional customers.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                   By:

                                                                                Name:   P A Stafford

                                                                                                     Title: Assistant Group Secretary

                                                                              Date: 14 June, 2011